                                                                    Exhibit 12.1



                     Duquesne Light Company and Subsidiary

               Calculation of Ratio of Earnings to Fixed Charges
                             (Thousands of Dollars)


                                                                                      Year Ended December 31,
                                                 Nine Months Ended                    -----------------------
                                                September 30, 1999        1998       1997        1996       1995      1994
                                                ------------------        ----    ---------   ---------  ---------  --------
FIXED CHARGES:
  Interest on long-term debt                           $ 53,970         $ 75,810   $ 81,592   $ 82,505   $ 89,139   $ 94,646
  Other interest                                          2,837            1,290        752      1,632      2,599      1,095
  Monthly Income Preferred Securities
   dividend requirements                                  9,422           12,562     12,562      7,921          -          -
  Amortization of debt discount, premium
   and expense - net                                      1,908            5,266      5,828      5,973      6,252      6,381
  Portion of lease payments representing
   an interest factor                                    35,755           44,146     44,208     44,357     44,386     44,839
                                                       --------         --------   --------   --------   --------   --------
        Total Fixed Charges                            $103,892         $139,074   $144,942   $142,388   $142,376   $146,961
                                                       --------         --------   --------   --------   --------   --------

EARNINGS:
  Income from continuing operations                    $101,484         $148,548   $141,820   $149,860   $151,070   $147,449
  Income taxes                                           63,501*          74,912*    73,838*    83,008*    92,894*    84,191*
  Fixed charges as above                                103,892          139,074    144,943    142,388    142,376    146,961
                                                       --------         --------   --------   --------   --------   --------
        Total Earnings                                 $268,877         $362,534   $360,601   $375,256   $386,340   $378,601
                                                       --------         --------   --------   --------   --------   --------

RATIO OF EARNINGS TO FIXED CHARGES                         2.59             2.61       2.49       2.64       2.71       2.58
                                                       ========         ========   ========   ========   ========   ========


          Duquesne's share of the fixed charges of an unaffiliated coal supplier, which amounted to approximately $1.8 million for the nine months ended September 30, 1999, has been excluded from the ratio.

*Earnings related to income taxes reflect a $3.0 million decrease for the nine months ended September 30, 1999, and a $12 million, $17 million, $12 million, $13.5 million and $13.5 million decrease for the twelve months ended December 31, 1998, 1997, 1996, 1995 and 1994, respectively, due to a financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The ratio of earnings to fixed charges, absent this reclassification, equals 2.62 for the nine months ended September 30, 1999, and 2.69, 2.61, 2.72, 2.81 and 2.67 for the twelve months ended December 31, 1998, 1997, 1996, 1995 and 1994, respectively.